

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

Mr. James Miller
Chief Financial Officer
Barrett Business Services, Inc.
8100 NE Parkway Drive
Suite 200
Vancouver, WA 98662

> **Re: Barrett Business Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 0-21886**

Dear Mr. Miller:

We have reviewed your response letter dated July 28, 2011 and your filings and have the following comments. As noted in our letter dated June 30, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Goodwill and intangible assets, page F-9

1. We note your response to comment one from our letter dated June 30, 2011. You refer to having discrete financial information available for both your geographic regions for the purposes of making decisions about resource allocation and performance assessment. Please identify both geographic regions since each appears to meet the definition of an operating segment under ASC 280-10-50-1. Although you may be able to aggregate both geographic regions for reporting purposes, you will not be able to aggregate them for impairment testing purposes. Please tell us whether you will achieve the same result if each of the geographic regions is tested separately for impairment.

2. We note your response to comment two from our letter dated June 30, 2011. Since the insurance entities are evaluated in the context of your overall self insurance program as further described on pages 10-12, they appear to be more than incidental to your operating activities. If you disagree, please advise us. Refer to ASC 280-10-50-4.

Fair Value of Financial Instruments and Concentration of Credit Risk page F-17

3. We note your response to comment three from our letter dated June 30, 2011. Please provide us your proposed disclosure that you will include in future filings. In particular, we note on page F-7 that $23 million out of $24 million of your marketable securities were invested in municipal bonds. Additionally, $27 million of your cash and cash equivalents were invested in tax-exempt money market funds. Please address in your proposed disclosure any concentration and credit risk associated with your investments in tax-exempt money market funds and municipal bonds.

Related Party Transactions, page F-24

4. We note your response to comment four from our letter dated June 30, 2011. It is unclear to us why you utilized land values based on the residential real estate market and how they could be a surrogate for commercial real estate assessment. Additionally, please tell us how you considered estimates of future cash flows based on service potential in testing the recoverability of your land investment. Refer to paragraphs 33 through 35 of ASC 360-10-35.

Subsequent Event, page F-32

5. We note your response to comment five from our letter dated June 30, 2011 and reissue our comment. Tell us how you accounted for the cost of the premiums associated with Mr. Sherertz' key man life insurance policy and whether it had a carrying amount in the balance sheet, including a cash surrender value, if any. It does not appear that you recorded an asset for your investment in Mr. Sherertz' life insurance contract. We refer you to the accounting guidance in ASC 325-30-35.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director